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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                          Commission File Number 0-19436
                                                                 -------------

                      THE MILLBURN CURRENCY FUND II, L.P.
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             (Exact name of registrant as specified in its charter)

     411 West Putnam Avenue, Greenwich, Connecticut 06830, (203) 625-7554
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 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          Limited Partnership Units
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          (Title of each class of securities covered by this Form)

                                    None
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
NOT APPLICABLE TO THIS FILING.

              Rule 12g-4(a)(1)(i)  / /        Rule 12h-3(b)(1)(i)  / /
              Rule 12g-4(a)(1)(ii) / /        Rule 12h-3(b)(1)(ii) / /
              Rule 12g-4(a)(2)(i)  / /        Rule 12h-3(b)(2)(i)  / /
              Rule 12g-4(a)(2)(ii) / /        Rule 12h-3(b)(2)(ii) / /
                                              Rule 15d-6           / /


      Approximate number of holders of record as of the certification or notice date: NOT APPLICABLE TO THIS FILING.

      THE REGISTRANT HEREBY WITHDRAWS THE FORM 15 IT FILED WITH THE COMMISSION ON MARCH 24, 2000 (ACCESSION NUMBER: 0000912057-00-013338). ALTHOUGH THE REGISTRANT HAS FEWER THAN 300 HOLDERS OF RECORD, THE FORM WAS FILED IN ERROR. THE REGISTRANT IS REQUIRED, PURSUANT TO AN EXEMPTION UNDER ERISA, TO BE REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934. THE REGISTRANT WILL CONTINUE TO FILE REPORTS REQUIRED BY SECTON 13(a) OF SUCH ACT.

      Pursuant to the requirements of the Securities Exchange Act of 1934 The Millburn Currency Fund II, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 3/27/2000                    By: /s/ Gregg R. Buckbinder
                                       ------------------------
                                       Name:  Gregg R. Buckbinder
                                       Title: Senior Vice-President and Chief
                                              Operating Officer
                                              Millburn Ridgefield Corporation,
                                              General Partner